77K Changes in Registrant's certifying accountant.

Effective March 1, 2004, Ernst &Young LLP ("E&Y") resigned as the independent registered public accounting firm of the Columbia Acorn Trust comprised of the Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn International Select, Columbia Acorn Select, and Columbia Thermostat (the "Funds").

On July 14, 2004, the Audit Committee of the Board of Trustees of the Registrant voted to appoint PricewaterhouseCoopers LLP as the independent public accounting firm of the Funds for the fiscal year ending December 31, 2004.

During the two most recent fiscal years (the fiscal years ended December 31, 2003 and 2002), E&Y's audit reports contained no adverse opinion or disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the two most recent fiscal years and through March 1, 2004, there were no disagreements between the Funds and E&Y in any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure which if not resolved to the satisfaction of E&Y would have caused it to make reference to the disagreement in its reports on the financial statements for such years.






August 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549




We have  read  Item 77K of Form  N-SAR for the
period  ending   December  31,  2003,  of  the
Columbia  Acorn  Trust  and  are in  agreement
with the  statements  contained  in the  first
and  third  paragraphs  therein.  We  have  no
basis  to  agree  or   disagree   with   other
statements   of   the   registrant   contained
therein.





/s/ Ernst & Young LLP